

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Kenneth Galbraith
Chair, President and Chief Executive Officer
Zymeworks Delaware Inc.
108 Patriot Drive, Suite A
Middletown, Delaware 19709

> **Re: Zymeworks Delaware Inc.**
> **Registration Statement on Form S-4**
> **Filed July 15, 2022**
> **File No. 333-266160**

Dear Mr. Galbraith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed July 15, 2022

Comparison of Shareholder Rights, page 28

1. Please revise this section to note that, in addition to differences between what a stockholder's rights will be under Delaware law and what they currently are under the BCBCA, there will also be differences between the rights of an Exchangeable Shareholder and the rights of a stockholder under Delaware law.

Risks Relating to the Exchangeable Shares, page 36

2. Please expand upon your discussion of the risks relating to the Exchangeable Shares to discuss any material risks associated with the economic, governance or legal rights of the Exchangeable Shareholders as compared to the holders of existing Zymeworks Common Shares or the new Delaware Common Stock. This disclosure should, without limitation:

- include any material risks associated with the fact that, unless and until their Exchangeable Shares are converted into shares of Delaware Common Stock, the Exchangeable Shareholders will not directly hold equity securities in Zymeworks Inc. and will be reliant upon the contractual arrangements under the Trust Agreement and Support Agreement in order to exercise voting rights as beneficiaries and receive equivalent economic rights as holders of Delaware Common Stock. In this regard, we note for example that under the terms of the Support Agreement the ExchangeCo board has discretion to determine "economic equivalence" in connection with certain corporate events such as dividends or stock splits and ExchangeCo may adjust the Exchangeable Share Exchange Ratio instead of paying an Equivalent Dividend if the ExchangeCo board determines that ExchangeCo would be liable for any unrecoverable tax in connection with the payment of an Equivalent Dividend;
- discuss the fact that under the terms of the Exchangeable Share Provisions, if an Exchangeable Shareholder submits a Retraction Request, CallCo has the overriding right to purchase the Exchangeable Shares for cash rather than delivering shares of Delaware Common Stock and that an Exchangeable Shareholder may not be able to purchase shares of Delaware Common Stock at an equivalent price; and
- address any material differences in the legal rights of holders of Exchangeable Shares compared to holders of Delaware Common Stock. For example, please discuss any material limitations on a shareholder's ability to bring suit against Zymeworks in their capacity as shareholders, the applicability or enforceability of the Zymeworks bylaws and charter with respect to Exchangeable Shareholders, and potential difficulties with enforcing rights in Canada or the United States.

3. Please discuss whether you expect the Zymeworks board will owe fiduciary duties to the holders of Exchangeable Shares under either Delaware law or the BCBCA and whether the existence of the Exchangeable Shares could lead to any potential conflicts of interest. In this regard, we note that Mr. Galbraith serves as the Chair, President and Chief Executive Officer of Zymeworks and is also the sole director of both CallCo and ExchangeCo.

Support Agreement
Economic Equivalence, page 70

4. It appears that the economic equivalence protections included in the Support Agreement do not apply to dividends or distributions pursuant to a Preferred Stock Rights Agreement. Please discuss whether the holders of Exchangeable Shares will have the the right to participate in any Preferred Stock Rights Agreement either directly or indirectly through the Special Voting Stock. To the extent holders of Exchangeable Shares will not have the right to participate in any such agreement, please include risk factor disclosure on this point.

5. We note your disclosure that Parent may not, without the prior approval of the holders of the Exchangeable Shares, reduce, combine, consolidate or change the then outstanding

Delaware Common Stock into a lesser number of Delaware Common Stock, unless there is an economically equivalent change with respect to the Exchangeable Shares. Please explain whether this provision would impact Parent's ability to engage in share repurchases.

Comparison of Rights of Zymeworks Shareholders and Parent Stockholders, page 112

6.   Please expand this section to include a comparison of the rights of existing Zymeworks shareholders and holders of the Exchangeable Shares. Please also ensure that it is clear how the existence of the Exchangeable Shares impacts the rights of Parent Stockholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Conlon Danberg at 202-551-4466 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tony Jeffries, Esq.